Exhibit 99.1

597, boul. Laurier

Mont-Saint-Hilaire (Québec)

Canada J3H 6C4

Tél. :	(450) 467-5138

1 800 565-3255

Fax :	(450) 464-9979

SOURCE:	AXCAN PHARMA INC.
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA
TSX SYMBOL (Toronto Stock Exchange):	AXP

DATE:	May 15, 2007

AXCAN PHARMA CALLS FOR REDEMPTION ITS US$ 125 MILLION 4 ¼% CONVERTIBLE SUBORDINATED NOTES DUE IN APRIL 2008

MONT-SAINT-HILAIRE, Quebec – Axcan Pharma Inc. ("Axcan" or the "Company") (NASDAQ: AXCA - TSX: AXP) today announced today it has called for redemption on June 29, 2007, all of its US $125 million aggregate principal amount 4.25% Convertible Notes Due 2008 (the "Notes"). The Notes were originally issued in 2003.

Holders may convert their Notes into shares of the Company's common stock at a conversion price of US $14.01 per share at any time prior to 5:00 p.m., Eastern Time on June 28, 2007. Cash will be paid in lieu of fractional shares. On May 14, 2007, the last reported sale price of the Company's common stock on the NASDAQ Global Select Market and the Toronto Stock Exchange was US $17.83 and CAN $19.70 per share, respectively.

Holders of Notes which have not been converted will receive upon redemption a total of US $ 1,008.50 per US $1,000 principal amount of the Notes, plus accrued and unpaid interest up to, but excluding, June 29, 2007.

Any of the Notes called for redemption and not converted on or before 5:00 p.m., Eastern Time on June 28, 2007, will be automatically redeemed by the Company and no further interest will accrue after June 28, 2007.

A Notice of Redemption is being sent to all registered holders of the Notes. Copies of the Notice of Redemption may be obtained from U.S. Bank National Association Corporate Trust Services, the Trustee, by calling the Corporate Trust Services department at (800) 934-6802. The address of the Trustee is 60 Livingston Avenue, Saint Paul, MN 55107.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan's products are marketed by its own specialized sales forces in North America and Europe. Its common shares are listed on the NASDAQ Global Market under the symbol "AXCA" and on the Toronto Stock Exchange under the symbol "AXP".

INFORMATION:

Isabelle Adjahi

Senior Director, Investor Relations and Communications

Axcan Pharma Inc.

Tel: (450) 467-2600 ext. 2000

www.axcan.com